[Letterhead of Simpson Thacher and Bartlett LLP]

July 9, 2007

VIA FACSIMILE AND EDGAR

Re:             LPL Investment Holdings, Inc.
Registration Statement on Form 10
Filed on April 30, 2007
File No.: 000-5260

Ms. Pamela A. Long
Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Dear Ms. Long:

On behalf of LPL Investment Holdings Inc. (the “Company”), we are providing the following responses to comments of the Staff (the “Staff”) of the Securities and Exchange Commission contained in the letter from the Staff dated June 11, 2007 ( “Comment Letter”) regarding the above-referenced draft registration statement on Form 10 of the Company filed on April 30, 2007 (the “Registration Statement”). In conjunction with this letter, the Company is filing, for review by the Staff, Amendment No. 1 (“Amendment No. 1”) to the Registration Statement.

Set forth below are the Company’s responses to the Staff’s comments numbered 1 through 42, as set forth in the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. The responses and information described below are based upon information provided to us by the Company.  Page references in the Company’s responses below correspond to the page numbers of the Amendment No. 1.

General

1.              The registration statement becomes effective by operation of law 60 days after you filed it, and accordingly will trigger the registrant’s reporting obligations pursuant to Section 12(g) of the Exchange Act. However, we will not clear the filing until you have complied with all outstanding comments.

The Company acknowledges that the Registration Statement became effective on June 29, 2007 and that the Company’s reporting obligations have been triggered.  The Company also acknowledges that the SEC will not clear the filing until the Company has complied with all outstanding comments.

2.              Please provide updated financial statements and related disclosures as required by Rule 3-12 of Regulation S-X.

The Company has updated the disclosure throughout the document, including financial information for the first quarter ended March 31, 2007.

3.              Please remove any references to Section 27A of the Securities Act, Section 21E of the Exchange Act and the Private Securities Litigation Reform Act from your registration statement. These protections are only available to statements made by companies that, at the time the statement is made, are subject to the reporting requirements of Section 13(a) or Section 15(d).

The Company has eliminated such wording.  Please see page 1 of Amendment No. 1.

Item 1. Business, page 2

4.              Please advise the staff supplementally whether you have notified the third-party sources referred to, i.e. Financial Planning and Cerulli Associates, Inc., as to the use of their names in the registration statement.

The Company has eliminated references to third-party sources.  Please see pages 2 and 4 of Amendment No. 1.

Selected Financial and Other Data, page 33

5.              Please clearly label the results of your predecessor company, similar to the presentation on the face of your income statement.

The Company has revised the disclosure to clearly label the results of the predecessor company.  Please see page 33 and 34 of Amendment No. 1.

6.              Please tell us what consideration you gave to presenting dividends declared per share. In this regard, it appears from your equity statement that the predecessor company declared dividends. Refer to Instruction 2 to Item 301 of Regulation S-K.

The Company respectfully advises the Staff that it considered presenting dividends declared per share and decided not to disclose it because the Company, as disclosed in the Registration Statement, has no plan to pay dividends in the foreseeable future.

7.              The balances presented here for total liabilities and total shareholders’ equity for 2006 do not agree to the balances seen on the face of your balance sheet. Please advise or revise.

The Company has revised the total liabilities and total shareholder’s equity line items listed in the Selected Financial and Other Data table to make it consistent with the Company’s balance sheet.  Please see page 34 of Amendment No. 1.

8.              We note your presentation of gross margin here and on page 81. Please disclose to your readers how gross margin is calculated, since your income statement does not separately present costs of sales and services.

The Company has revised the disclosure to describe how the Company calculate gross margin.  Please see pages 33 and 87 of Amendment No. 1.

Management’s Discussion and Analysis
EBITDA, page 36

9.              We note your presentation of the non-GAAP measures “EBITDA” and “Adjusted EBITDA” and have the following comments:

•                  Since the measure you refer to as EBITDA excludes items in addition to what its acronym suggests, please revise the title of the measure you present. See our response to question 14 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (our non-GAAP FAQ), available on our website at www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

The Company has revised the definition of EBITDA to exclude items in addition to what its acronym suggests.  Please note that the reconciliation on page 37 accurately does not include such items.  Please see page 36 of Amendment No. 1.

•                  We read on page 36 that EBITDA excludes minority interest earnings; however, based on the reconciliation on page 37, it is unclear that you have excluded minority interest earnings in your calculation. Additionally, based on your disclosures at the top of page F-11, we assume that any minority interest earnings would be immaterial. Please advise or revise.

The Company has revised the definition of EBITDA because minority interest earnings are immaterial.  Please note that the reconciliation on page 37 accurately does not include such item.  Please see page 36 of Amendment No. 1.

•                  Since you state that you use EBITDA as a performance measure, please ensure you have provided each bulleted disclosure required by our response to question 8 of our non-GAAP FAQ for each of these measures. In this regard, it is unclear how or if management uses this measure to conduct or evaluate its business.

The Company has revised the disclosure to include a discussion as to how management uses EBITDA to evaluate the business.  Specifically, the Company has made the following revisions: included a discussion on SEC Regulation G, the authoritative guidance for non-GAAP measures, and included a discussion that the Company uses EBITDA in our calculation of financial leverage which we are required to provide to our lenders under our senior credit facilities.

•                  We note that the measure you call Adjusted EBITDA has been further adjusted to exclude non-cash share based compensation expense. We do not believe that your current disclosures concerning this measure meet the burden of demonstrating the usefulness of excluding this recurring item from your performance measure. Please refer to question 8 of our non-GAAP FAQ and to SAB Topic 14G. Furthermore, if you believe it is important to highlight the changes in your non-cash share based compensation expense, it is unclear to us why your narrative analysis of results of operations does not discuss the changes in your non-cash share based compensation expense. Please advise or revise.

Upon further analysis, the Company does not believe the “Adjustment” for stock options is an integral part of management’s assessment of measuring performance.  The Company has therefore have removed any reference to Adjusted EBITDA and its related tabular disclosure from the Registration Statement.  Please see pages 36 and 37 of Amendment No. 1.

Operating Results for the Year Ended December 31, 2006..., page 43

10.       We note your tabular presentation of results for 2005 and 2006, and the related narrative analysis. It appears that the balance presented for “Other” revenues on the face of your income statement has been split between the categories “Transaction and other fees” and “Other” in your MD&A analysis. Similarly, it appears that the balance for “Other” expenses on the face of your income statement has been split between the categories “General and administrative” and “Other” in your MD&A analysis. Please revise your MD&A analysis to explain these differences from the balances seen on the face of your income statement, as we believe your current presentation may be confusing to your readers. Please also apply this comment to your MD&A analysis of results for 2004 and 2005.

The Company has revised the Transaction and Other Fees and Other Revenue line items in the MD&A analysis to be consistent with the consolidated financial statements.  Furthermore, the Company has updated its analytical discussion of Results of Operations, within the MD&A, to reflect these changes.  Additionally, the Company has revised the consolidated statements of income in our financial statements to break-out Travel and Entertainment as a separate line item resulting in a revision to the description of general and administrative expenses, within the MD&A, to disclose the inclusion of Travel and Entertainment.  These revisions will allow our users to easily reconcile from our financial statements to the MD&A analysis.  Please see pages 43, 47 and F-4 of Amendment No. 1.

11.       We note that you provide what appears to be an overview of the changes in your results at the bottom on page 43, and in this overview you discuss the impact of the Transaction. We note that your current disclosure focuses on the impact of the Transaction on your 2006 results, and it is unclear to us why you do not also address the impact of the

 Transaction on your 2005 results. In this regard, we note your disclosure concerning compensation expense on page 46, and we believe it would be useful to your readers for you to summarize all impacts of the Transaction in one location. Please also reconcile your disclosures on pages 46 and 49 to clarify the amount of compensation expense related to the Transaction.

The Company has revised its analysis of Results of Operations to include the amount of compensation expense associated with the Transaction.  As the Transaction was consummated on December 28, 2005, the Company respectfully advised the Staff that amounts of compensation expense relating to the Transaction were not material during year ended December 31, 2005.  In that regard, the Company believes the disclosure relating to the effect of Transactions on the 2006 results summarize all effects of the Transaction to the results of operations of the fiscal years analyzed under the MD&A.  Please see page 48 of Amendment No. 1.

12.       We note that for both your analysis of 2006 versus 2005, and 2005 versus 2004, you indicate that one of the primary drivers of your increased revenue was increased production by mature IFA’s. In order to put this explanation into better context for your readers, please quantify the amount of total revenues attributable to mature IFA’s. In this regard, we note your statement on page 44 that in 2006 there was a 15% increase in mature IFA production; however, without an indication of the dollar amount of revenues attributable to mature IFA’s, this disclosure is not very meaningful.

The Company has revised the MD&A analysis on pages 48 and 50 to address the Staff’s comment by removing the discussion about mature IFA production.  These statements were omitted as the Company does not have sufficient data to precisely quantify total revenues from mature IFAs.

Segment Information, page 49

13.       In your analysis of 2006 versus 2005, we read that your corporate and unallocated expenses decreased $150 million; however, your corporate and unallocated expenses appear to have increased from 2005 to 2006. Please revise your disclosure to clarify this matter. Please also provide a brief description of the types of expenses that are reflected in your corporate and unallocated expenses to make this analysis more transparent to your readers.

The Company has revised its segment analysis to explain change as an increase and include a brief description of the types of items reflected in our corporate unallocated expenses.  Please see page 53 of Amendment No. 1.

14.       In your analysis of 2005 versus 2004, we read that income from continuing operations before income taxes at your Independent Financial Advisors segment increased mainly due to growth in your gross margin. Please define gross margin and explain why it increased, as you do not appear to have provided this information in your consolidated analysis of results. We also note your reference to gross margin at the bottom of page 51.

The Company has revised the disclosure to describe how the Company calculates gross margin and explain why it increased.  Please see page 53 of Amendment No. 1.

Summary of Changes in Cash and Cash Equivalents, page 51

15.       We have the following comments on your analysis of cash flows:

•                  Please analyze all three years presented on your statement of cash flows, similar to your analysis of results of operations, as we believe that this provides better analysis of your liquidity to your readers.

The Company has revised the discussion of cash flow presentation by including a discussion of fiscal year 2005 compared to fiscal year 2004.  Please see pages 54 and 55 of Amendment No. 1.

•                  In your analysis of investing cash flows for 2005, please briefly explain the cash flows related to discontinued operations.

The Company has updated the disclosure accordingly.  Please see page 55 of Amendment No. 1.

•                  In your analysis of financing cash flows for 2005, it is unclear to us why you have not addressed the debt issued and stock repurchased as part of the leveraged buyout transaction, given the size of these line items on your statement of cash flows.

The Company has updated the disclosure accordingly.  Please see page 55 of Amendment No. 1.

Operating Capital Requirements, page 52

16.       We read that you hypothecate securities held as margin collateral. Please revise to explain this in plain English. Please also apply this comment to your use of the word “hypothecate” in the footnotes to your financial statements.

The Company has revised the disclosure to use the word “pledge” and eliminate references to the word “hypothecate” throughout the Amendment No. 1.

Contractual Obligations, page 56

17.       We read in footnote 3 that “No payments are shown for the unhedged portion of the senior credit facilities as the timing of principal payments and amounts of interest paid will vary.” The meaning of this statement is unclear as the line in your table titled “Senior Secured Credit Facilities and Senior Unsecured Notes,” to which footnote 3 is attached, appears to capture both the hedged and the unhedged portion of your senior credit facilities. Please advise or revise. With regards to your variable interest payments, please provide an estimate of these interest payments either in your contractual obligations table or in the footnotes below, based on the minimum principal payments seen in Note 14 to your financial statements and your variable interest rate at year-end, or another reasonable estimation process, as this appears to represent a material contractual obligation. We will not object to disclosure clarifying that this is an estimate, and you should disclose your estimation methodology.

The Company has revised its disclosure of contractual obligations to include variable interest rate payments on the unhedged portion of its debt.  Please see page 59 of Amendment No. 1.

Item 3. Properties, page 59

18.       If material, disclosed the expiration dates of material leased properties.

The Company has updated the disclosure to include expiration dates for all leased properties.  Please see page 63 of Amendment No. 1.

Item 4. Security Ownership by Certain Beneficial Owners and Management, page 59

19.       Identify the person(s) who exercise sole or shared voting and investment power over the share listed in the table for Hellman & Friedman Investment Funds and TPG Partners, IV, L.P., respectively.

The Company has updated the disclosure accordingly.  Please see page 64 of Amendment No. 1.

Item 6. Executive Compensation

Compensation of Directors, page 63

20.       Include a narrative discussion of the cash paid and option awarded to Jeffrey Stiefler for the year ended December 31, 2006.

The Company has updated the disclosure accordingly.  Please see page 68 of Amendment No. 1.

Summary Compensation Table, page 64

21.       Include the Stock Awards and Option Awards for Mr. William E. Dwyer that are shown in the table on page 66 or explain in a footnote why these amounts are excluded from the Summary Compensation Table. Disclose the assumptions underlying the valuation of the option and stock awards as noted in footnote (1) on page 66.

The Company has updated the disclosure to clarify that the option awards shown on page 66 (page 71 of the Amendment No. 1) were granted in fiscal years prior to 2006.  Please see page 69 of Amendment No. 1.

Stockholders’ Agreement, page 73

22.       The stockholders agreement should be discussed in greater detail and a copy of the agreement should be filed as an exhibit to the Form 10 registration statement. The expanded discussion should include, but not be limited the following disclosure:

•                  the number of directors you can designate to the Board of Directors,

•                  clarify the references to “customary tag along” and “drag-along common stock”, and

•                  discuss restrictions on certain affiliate transactions.

The Company is filing the Stockholders’ Agreement as Exhibit 10.15 to the Registration Statement.  The Company has updated the disclosure to discuss the stockholders’ agreement in greater detail.  Please see page 78 of Amendment No. 1.

Item 7. Certain Relationships and Related Transactions, and Director Independence

Other Arrangements, page 73

23.       Discuss the material terms of the outstanding loans between the company and its employees, including interest rates and repayment provisions.

The Company has updated the disclosure to include a discussion of the material terms of the outstanding loans between the company and its employees.  Please see page 78 of Amendment No. 1.

24.       The service agreements between Linsco and affiliates of the Company’ stockholders should be filed as exhibits to the registration statement. The material terms of these agreements should be discussed.

The Company has revised the disclosure to clarify the there is only one agreement between Linsco and the Company’s stockhoders, which is the GPA Services Agreement described on page 73 of the Registration Statement (page 78 of the Amendment No. 1).  The Company is filing the GPA Services Agreement as Exhibit 10.14 to the Registration Statement.

Item 8. Legal Proceedings, page 73

25.       Include disclosure of the May 2005 Acceptance Waiver and Consent entered into with the NASD which resulted in your payment of fines of $2.40 million and payment to clients in refunds and transaction remediation of $2.37 million.

The Company has updated the disclosure accordingly.  Please see page 79 of Amendment No. 1.

Item 9. Market Price of and Dividends on Holdings’ Common Equity and Related

Stockholder Matters, page 74

26.       State the number of holders of bonus credits to purchase your common stock. Also state that due to significant restrictions on transfer of the bonus credits, there is no market for the bonus credits and none is expected to develop.

The Company has updated the disclosure accordingly.  Please see page 79 of Amendment No. 1.

Item 10. Recent Sales of Unregistered Securities, page 75

27.       Briefly state the facts relied upon to make the Item 701 exemption available for each offering in which you relied upon it.

The Company has updated the disclosure accordingly.  Please see pages 80, 81 and 82 of Amendment No. 1.

28.       Describe the January 2, 2007 sale of securities to certain employees of UVEST in greater detail. Indicate the section of the Securities Act under which exemption from registration is claimed and briefly state the facts relied upon to make the exemption available.

The Company has updated the disclosure accordingly.  Please see page 82 of Amendment No. 1.

Item 11. Description of Registrant’s Securities to be Registered, page 76

29.       We note in the introductory paragraph you state that this summary of your Amended and Restated 2000 Stock Bonus Plan and related bonus credits is not complete. Please revise to clarify that you discuss all of the material terms of the bonus plan and bonus credits in the filing.

The Company has updated the disclosure accordingly.  Please see page 82 of Amendment No. 1.

Financial Statements for the Year Ended December 31, 2006

Report of Independent Registered Public Accounting Firm, page F-1

30.       Please help us to understand how your auditors’ reference to “auditing standards generally accepted in the United States of America” complies with the PCAOB’s Auditing Standard No. 1 and the related PCAOB’s Staff Questions and Answers.

The Company has obtained the proper wording from its auditors’ and updated the report accordingly.  Please see page F-1 of Amendment No.1.

Note 2 — Summary of Significant Accounting Policies
Mortgage Loans Held for Sale, page F-13

31.       Please clarify, if true, that you sell all mortgage loans that you originate.

The Company has updated the disclosure to clarify that it sells all mortgage loans it originates.  Please see page F-13 of Amendment No. 1.

Goodwill, page F-1

32.       Either here or elsewhere in your footnotes, please provide the disclosures required by paragraph 45© of SFAS 142, in total and for each reportable segment, or tell us why they are not applicable.

The Company has updated the disclosure accordingly.  Please see page F-14 of Amendment No. 1.

Trademark and Trade Name, page F-14

33.       We read that your trademark and trade name were determined to have an indefinite life. Please explain to us in more detail how you determined an indefinite life was appropriate. Your response should address each of the criteria in paragraph 11 of SFAS 142. Please revise your accounting policy to disclose your methodology for determining fair value for purpose of your annual impairment testing.

The Company’s management determined that the Company’s trademarks and trade names have an indefinite life based on the fact that they are expected to contribute to the Company’s cashflow generation process indefinitely.  The Company also considered the fact that there are only nominal costs to maintain them and that the Company has the intent and ability to continuously renew them.  In accordance with SFAS 142, the trademarks and trade names will be tested for potential impairment annually or whenever events or changes in circumstances suggest that the carrying value of such asset may not be fully recoverable.  The Company has updated the disclosure to clarify its methodology for determining fair value for purpose of your annual impairment testing.  Please see page F-14 of Amendment No. 1.

Derivative Instruments and Hedging Activities, page F-l4

34.       We read that amounts accumulated in other comprehensive income for effective cash flow hedges are “generally” reclassified into earnings in the same period or periods during which the forecasted transaction affects earnings. Please revise to either explain the exceptions to this policy indicated by your use of the word “generally” or remove the word “generally.”

The Company has revised the disclosure to remove the word “generally.” Please see page F-15 of Amendment No. 1.

Revenue Recognition Policies, page F-15

35.       We read that commissions revenue includes mutual fund and variable annuity trails, which are recognized as earned. Please revise to explain in more detail how and when you earn these revenues.

The Company has updated the disclosure accordingly.  Please see page F-16 of Amendment No. 1.

36.       We read that all mortgage loans are sold on a servicing-released basis. Please revise to explain this in plain English, such as stating that you do not service the loans after they are sold.

The Company has revised the disclosure to clarify that it does not service the loans after they are sold and that it sells all loans before first payment is made.  Please see page F-16 of Amendment No. 1.

Share-Based Compensation, page F-16

37.       We note your disclosures in the last paragraph of this accounting policy. Based on these disclosures, it is unclear to us whether you believe your use of the Black-Scholes option-pricing model meets the measurement objective in paragraph 16 of SFAS 123R and the requirements of paragraph A8 of SFAS 123R. Please advise or revise.

The Company respectfully advises the Staff that it believes that the use of Black-Scholes meets the measurement objective and requirements of paragraphs 16 and A8 of SFAS 123R, respectively.  It has updated the disclosure to state that the Black-Scholes model is used to estimate fair value of the stock options.  Additionally, it has removed the paragraph in its policy that qualified the accuracy of the model for estimating fair value.  Please see pages F-17 and F-18 of Amendment No. 1.

Note 3 — Acquisition of LPL Holdings, Inc., Page F-19

38.       We note your disclosures concerning the leveraged buyout and have the following comments:

•                  Please disclose what percentage of voting interest in LPLIH is held by new shareholders versus continuing shareholders.

The Company has updated the disclosure accordingly.  Please see page F-19 of Amendment No. 1.

•                  Please disclose what percentage of the predecessor’s net assets was carried over at the predecessor’s book value.

The Company has updated the disclosure accordingly.  Please see page F-19 of Amendment No. 1.

•                  We note your disclosure on sources and uses of funds on page F-20. Please provide us with more detail about what is captured in the “indirect equity contribution” and how this equity contribution was valued

The Company respectfully notes that “indirect equity contribution” reflects the Rollover Options and bonus credits of the management team and advisors.  For ease of clarification, the Company has replaced the word “Indirect” with “Non-cash.”  Please see page F-20 of Amendment No.1.  The equity contribution was calculated as the intrinsic value based on the fair value per share implied by the Acquisition.

•                  Please tell us if or where you have disclosed the purchase price for this acquisition.

The Company notes that the purchase price of the leveraged buyout, including the Non-cash Equity Contribution, is presented in the financial statements as the Total Uses of Funds for the Transaction.

Note 11 — Intangible Assets, page F-24

39.       We read that your intangible assets represent lists and relationships with IFA’s, product sponsors, and trust clients, and we note that you have estimated their useful lives as five to 20 years. Please help us to better understand why there is such a broad range of useful lives and how you determined that lives as long as 20 years were appropriate, and consider clarifying this in your footnote.

The Company respectfully advises the Staff that its Management’s estimate of useful lives are made based on the assets acquired.  As noted in footnote 2 of the Company’s financial statements for the three years ended December 31, 2006, intangible assets acquired are typically lists of ongoing customer relationships, which vary depending on the nature of the acquisition and business.  On the low end of the spectrum, the Company acquired customer lists and relationships resulting from the 2004 acquisition of Mainstreet, WS Griffith, and WSG Associates, Inc. (renamed to Linsco/Private Ledger Insurance Associates, Inc.).  These lists and relationships are believed to have shorter useful lives in comparison to ongoing relationships at the Company.  Based on the experience of the Company’s management, such advisors have an average tenure with the Company of approximately five years. On the other end of the spectrum, in the Acquisition the Company acquired existing and ongoing relationships with satisfied advisors already accustomed to its culture and platform.  The attrition rate for that demographic is less than 5% per year, indicating a useful life of approximately 20 years.  The Company does not believe that disclosing this information is required or of additional assistance to the users of the financial statements.

Note 18 — Employee Benefit Plans, page F-33

40.       We note your disclosures on page F-34 concerning the treatment of stock options and stock appreciation rights in the Acquisition. Please clarify how you accounted for options that were converted into vested options for the successor’s stock, options that were converted into unvested options for the successor’s stock, and the cash redemption of all outstanding stock appreciation rights, and how you determined such accounting was appropriate.

The Acquisition was accounted for as a business combination in accordance with SFAS No. 141, Business Combinations, and the consensuses reached by the EITF in Issue No. 88-16, Basis in Leveraged Buyout Transactions, and 90-12, Allocating Basis to Individual Assets and Liabilities for Transactions within the Scope of Issue No. 88-16 (herein referred to as “LBO Accounting”). Under LBO Accounting, the vested and unvested stock options are considered part of the shareholders’ residual interests (“Rollover Options”) and, as a result,  predecessor basis is used in determining the appropriate accounting.  The Rollover Options effectively continue to be accounted for as they were prior to the transaction, with compensation expense, calculated based on the options’ intrinsic value at issuance, recognized in the income statement over the vesting period.

Under the predecessor’s stock option plan, stock appreciation rights only became vested and exercisable upon a change in control.  This market condition was unpredictable and immeasurable up until the date of the Acquisition.  During the Acquisition (which qualified as a change of control event under the plan), the stock appreciation rights vested, and the Company recorded compensation expense for the intrinsic value, measured as the fair market value of the Company’s common stock exchanged in the Acquisition, less the exercise price of the stock appreciation rights, and further tax effected.

41.       We note your discussion of bonus credits on page F-35 and have the following comments:

•                  We read that “each bonus credit represents the right to receive shares of common stock.” Please disclose, if true, that each bonus credit represents the right to receive one share of common stock. In this regard, we note your disclosure on page 77.

The Company has updated the disclosure to clarify that each bonus credit represents the right to receive one share of common stock of the Company.  Please see page F-36 of Amendment No. 1.

•                  Please disclose the date of grant. If the date of grant was in 2005, please explain to us how you determined the grant date in reasonable detail, as we note that the stock bonus plan filed as Exhibit 4.4 was approved by the Board of Directors on June 30, 2006.

The Company respectfully advises the Staff that the Board of Directors of the Company approved the third amendment and restatement of the 2000 Stock Bonus Plan on December 27, 2005.  Pursuant to the third amendment and restatement of the 2000 Stock Bonus Plan, the bonus credits themselves were issued on January 1, 2006.  The Company has updated the disclosure to disclose that the bonus credits were granted on January 1, 2006.  The Company further respectfully advises the Staff that on June 30, 2006, its Board of Directors approved the fourth amendment and restatement of the 2000 Stock Bonus Plan.  The fourth amendment and restatement of the 2000 Stock Bonus Plan is the current version of the stock bonus plan and has been filed as exhibit 4.4 to the Registration Statement.  Please see disclosure added to page F-36 of Amendment No. 1.

•                  Please explain to us in reasonable detail how you are accounting for these bonus credits.

Since the bonus credits were granted to our independent contractors, the Company accounts for them under EITF 96-18:  Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.  Following the guidance under EITF 96-18, the Company determined that the bonus credit equity grants should be measured at their then-current lowest aggregate values at each interim financial reporting date.  In making this determination, the Company considered both the value of services received and the value of equity given.  The Company noted the grants were not made in lieu of or as a sales incentive to the advisors and that advisors who received grants are paid under the same scale, terms, and other conditions as advisors who did not receive grants.  This is consistent with the intent of the plan which was supposed to reward advisors for the value of the business they helped build, but only if realized upon the Company’s election to execute a future change of control transaction.  This performance condition led the Company to conclude that the lowest aggregate value is zero until the Company decides to perform an initial public offering or other qualifying change of control event.

•                  Since the stock bonus plan is called the Fourth Amended and Restated 2000 Stock Bonus Plan, please clarify whether any previous stock bonus grants were made under this plan or if the grant related to the 2005 Award Year is the only grant.

The Company has updated the disclosure to disclose that the bonus credits were granted on January 1, 2006, and the Company did not grant any additional bonus credits during the three years ended December 31, 2006.  Please see page F-36 of Amendment No. 1.

•                  Please disclose how many bonus credits are currently outstanding. In this regard, we note your disclosure on page 76.

The Company has updated the disclosure to include the amount of bonus credits granted.  Please see page F-36 of Amendment No. 1.

•                  Please disclose and quantify any bonus credits that have been forfeited since the original grant, and quantify any such bonus credits that have been reallocated.

The Company has updated the disclosure to include the amount of bonus credits forfeited and that none have been reallocated.  The Company currently expects to re-issue bonus credits that were forfeited prior to 2007 during the third quarter of 2007.  Please see page F-36 of Amendment No. 1.

•                  Please disclose how many bonus credits were vested at December 31, 2006. Based on your disclosure on page 77, we assume this number would approximate one-third of the bonus credits outstanding.

The Company has updated the disclosure to include the amount of bonus credits that were vested at December 31, 2006.  Please see page F-36 of Amendment No. 1.

Note 19 — Segment Information, page 35

42.       We read that you evaluate the performance of your segments on a pre-tax basis excluding items such as impairment charges, discontinued operations, and extraordinary items. However, the measure of profit or loss disclosed in your segment table is pre-tax income from continuing operations, which clearly includes impairment charges such as that noted in footnote (a) to this table.  It is therefore unclear that you are quantifying and disclosing your segmental measure of profit or loss for each reportable segment as required by SFAS 131. Please advise or revise. If necessary, please revise your segmental analysis of results in MD&A to conform to the segmental pleasure of profit or loss presented in vote 19.

The Company has revised the disclosure regarding the evaluation of segment performance to exclude any reference to impairment charges as management of the Company does not exclude impairment charges when evaluating segment performance.  Please see page F-37 of Amendment No. 1.

*   *   *   *   *   *   *   *

We are grateful for your assistance in this matter. Please do not hesitate to call Stephan J. Feder at 212-455-7405 with any questions or further comments you may have regarding this letter or if you wish to discuss the above responses.

Very truly yours,

   /S/ SIMPSON THACHER & BARTLETT LLP

SIMPSON THACHER & BARTLETT LLP

cc:                                 Securities and Exchange Commission
      Jennifer Thompson
      John Cash
      Dorine H. Miller

LPL Investment Holdings Inc.
      Stephanie L. Brown, Esq.
      Chad D. Perry, Esq.